Exhibit 16.1

July 12, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Credit Acceptance Corporation’s (the “Company’s”) Form 8-K dated June 24, 2005, and have the following comments:

1.	We agree with the statements made in the first sentence of the first paragraph, the first and fifth sentences of the fifth paragraph, the first, fourth, fifth, sixth, seventh, and eighth sentences of the seventh paragraph and in the second, third, sixth, and eighth paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph, the second, third, and fourth sentences of the fifth paragraph, and the second and third sentences of the seventh paragraph.

3.	With respect to the statements made in the fourth paragraph, we agree that on April 8, 2005, Deloitte & Touche LLP (“Deloitte & Touche”) informed the Company that it believed the Company should not account for loans as an originator of loans to Consumers (“Consumer Loans”) but should instead account for its loans as a lender to its dealer-partners (“Dealer Loans”). We agree the Company has historically accounted for Consumer Loans as a loan originator. In that regard, Deloitte & Touche advised the Company that it did not believe that the Company’s historical practice of accounting for loans as an originator of Consumer Loans was acceptable under generally acceptable accounting principles. The Company disagreed with Deloitte & Touche’s conclusion that the Company’s historical accounting treatment was not an acceptable alternative.

Yours truly,

/s/ Deloitte & Touche LLP